UTZ BRANDS, INC.
UTZ QUALITY FOODS, LLC
CODE OF BUSINESS CONDUCT AND ETHICS
To All Utz Associates:
The Utz story began in Hanover, Pennsylvania in 1921 when Bill and Salie Utz started making and selling potato chips out of their home kitchen. Our culture is rooted deeply in this history with a reflection of Utz quality in our facilities, in our products and in our people.
All of us at Utz Brands, Inc. and our subsidiaries, including but not limited to Utz Quality Foods, LLC, (collectively “Utz” or the “Company”) can be proud that we operate our business in a responsible and ethical manner that is true to our history and tradition. The continued success of the Company rests with each of us demonstrating, on a day-to-day basis, honesty, respect, integrity and fair dealing toward our employees, suppliers, customers, consumers, stockholders and the general public.
This document has been developed to enable each Associate to understand and follow the Company’s Code of Business Conduct and Ethics (the “Code”). It is not intended for any Associate to become an expert on the Code but rather to help spot concerning issues so that he/she can discuss with his/her supervisor, the Human Resources Department or the Company’s General Counsel (and Corporate Compliance Officer) prior to acting. All associates are encouraged to report any Code concerns through one of these channels or through the toll-free hotline (844.936.2711 or https://utzsnacks.ethicspoint.com ). The hotline has been established to allow anonymous reporting of potential violations and to allow an avenue for asking of Code questions. NAVEX Global, an independent Ethics Hot Line call center and communications center, has been selected to receive these calls and communications and forward concerns to either Utz’s Human Resources Department or General Counsel, depending upon the nature of the call. The Board receives quarterly updates on all Code complaints and questions raised.
The Company will not permit retaliation for Code complaints/reports made or concerns raised in good faith. “Good faith” does not mean that the report or concern raised must be correct, but it does require that the person making the report or raising the concern believes that he or she is providing truthful information.
If an Associate requests confidentiality, every effort will be made to protect the identity of the potential violation. In some instances, however, it may be impossible to keep the Associate’s identity confidential in the course of the investigation.

The Company is committed to complying with all laws applicable to our businesses and expects all Utz associates ensure that this commitment is met.
Howard Friedman
Chief Executive Officer

Table of Contents

Message from Our Leadership	1
History of Utz Brands	4
Introduction	6
Basic Principles	6
Business Records & Confidentiality	7
Corporate Opportunities	7
Employment Practices	8
Diversity, Equity, and Inclusion	8
Health and Safety	9
Substance Abuse	9
The Environment and Sustainability	9
Vendor Relationships	9
Protection and Proper Use of Company Assets	9
Community Involvement	10
Marketing Practices	10
Compliance with Laws, Rules, and Regulations	10
Fair Dealings, Antitrust, and Competition Laws	10
Intellectual Property (IP)	10
Information Security	11
Political and Charitable Contributions	12
Unauthorized Payments to Obtain Business	12
Know the Rules on Gifts & Entertainment	13
Export Compliance & Prohibited Foreign Economic Boycotts	14
Insider Trading	14
Conflicts of Interest	15
Internet & Social Media	16
Timely & Truthful Disclosures	16
Waivers & Accountability for Violations	16
Reporting Irregularities & Suspected Violations	17
Contact List for Help	18

History of Utz Brands:

1921: The Utz Story begins in a small town kitchen in 1921. William and Salie Utz began producing Hanover Home Brand Potato Chips in Hanover, PA, in their summer kitchen, cooking about 50 pounds of chips an hour. They sold those fresh chips to small local grocers and markets, primarily in the Baltimore, MD, area.

1930’s: In 1930, the first section of the Utz plant was built on McAlister Street in the rear of Bill & Salie Utz’s home. A new manufacturing facility was later built there in 1938, the same year F.X. Rice married one of Bill & Salie’s daughters, Arlene, and joined the Utz business.

1940’s: Hanover Home Brand was incorporated as Utz Potato Chip Company, Inc in 1947. Two years later, a five acre tract of land was purchased on Carlisle Street in Hanover, and construction on the first modern-day Utz plant began. The company built a 67,000 square foot facility to accommodate the growing demand for their popular potato chips.

1950’s: As demand continued to grow, so did the Carlisle Street plant. The facility was expanded in 1953, 1956, and again in 1958 to include route van parking and larger potato storage.

1960’s: In 1967, Carlisle Street expanded once more, and Utz replaced two original potato cookers with two new 1,200 pound-per hour cookers. In addition, F.X. Rice became President of Utz in 1968 upon the passing of William Utz. Mike Rice, the son of F.X. Rice and Arlene Utz Rice, also joined the company.

1970’s: The seventies was a busy decade for the company. In 1970, Utz Quality Foods purchased Tasty Baking Company, a potato chip facility on nearby Broadway in Hanover. The present-day Broadway plant was purchased to expand and install pretzel production, and continues to produce pretzels today. In 1971, Utz celebrated its 50th Anniversary, opening new corporate offices at the Carlisle Street plant and installing two new pretzel lines at the Broadway plant. In 1975, the High Street plant was opened for an additional 50,000 square feet of production space. In 1978, popcorn production began at the Broadway plant. In that same year, F.X. Rice retired, and Mike Rice was appointed President and Chief Executive Officer.

1980’s: Expansion continued in 1982. The Broadway plant was expanded, and construction began to expand the High Street plant another 300,000 square feet to accommodate production of all potato chips, corn, tortilla chips, and cheese curls. In 1983, sales began in Richmond, VA, Norfolk, VA, Philadelphia, PA, and Delaware market areas. As demand grew, in 1984, Utz created a mail order department to begin shipping products to Utz fans around the world. 1985 saw the grand opening of the newly expanded High Street facility, followed by the expansion of sales into Coastal Virginia markets in 1987. That same year, Utz opened a Tour Gallery at the High Street plant which remains free to the public even today, where Utz fans can view the manufacturing process of Utz potato chips and enjoy a free sample.

1990’s: The nineties was a decade of even greater opportunity for Utz. In 1992, Mike Rice became Chairman of the Board, and in 1993, Utz expanded its sales distribution to serve national customers throughout the United States. In 1995, Utz welcomed Dylan Lissette, son-in-law of Mike and Jane Rice, into the business, ushering in a fourth generation of the Utz family legacy. The following year, Utz celebrated its 75th Anniversary, also expanding into the New York City market. The World Distribution Center was built in 1997 at the High Street facility to better handle trailer shipments to national accounts throughout the United States.

2000’s: Kindig Lane, the fourth manufacturing facility of Utz snacks, opened in 2003, manufacturing corn chips, tortilla chips, popcorn, cheese balls, and cheese curls. From 2004 through 2008, Utz sales continued to expand into the New England, Pittsburgh, PA, Charlotte, NC, and upstate New York markets.

2010’s:
In 2010, Utz expanded into Western Ohio, followed by expansion into Atlanta, GA, the next year. In 2011, Utz celebrated its 90th Anniversary. Later that year, Zapp’s, Dirty, and California chips joined the Utz family of brands, including plant locations in Wilkes Barre, PA, Gramercy, LA, and Oxnard, CA. Then in 2011, Wachusett and Michael’s chips became part of the Utz family, adding another plant in Fitchburg, MA.

In 2012, Dylan Lissette became President and Chief Operating Officer of Utz Quality Foods. The Bachman Company also became a member of the Utz Brands in 2012. In 2013, Dylan Lissette became Chief Executive Officer and Vice Chairman of the Board, with Mike Rice remaining as Chairman of the Board. Utz purchased Good Health Natural Products in 2014, Snikkidy in November 2015, Golden Flake in September 2016 and Inventure Foods in December 2017. In October 2019, Utz acquired Tim’s Cascade, Snyder of Berlin, Hawaiian Brand from Conagra Snacks, including a plant in Algona, Washington. On December 31, 2019, Utz completed the acquisition of the decade with Kitchen Cooked, Inc.

2020’s:

On August 28, 2020, Utz Brands, Inc. became a publicly traded company public on the New York Stock Exchange after announcing a transaction with Collier Creek Holdings. Utz Brands, Inc. began being traded under the ticker symbol "UTZ" on the New York Stock Exchange on August 31, 2020.

In November 2020, Utz acquired H.K. Anderson from Conagra Snacks. On December 14, 2020, Utz announced the acquisition of Truco Enterprises’ ON THE BORDER, a leading tortilla chip, salsa, and queso seller of snack food products in the United States.

In January of 2021, Utz purchased Vitner’s brand and plant from Snak King Corporation and Festida Foods manufacturing facility in Grands Rapid, MI in June 2021. On April 28, 2022, Utz acquired a new, recently completed snack food manufacturing facility located in Kings Mountain, North Carolina, from Evans Food Group Ltd.

On December 15, 2022, Utz has announced that after 27 years with the Company, Dylan Lissette, currently Chief Executive Officer, would move into the role of Executive Chairman of the Board. At that time, Howard Friedman became the Company’s Chief Executive Officer.

On December 5, 2024, Utz announced the opening of the Rice Distribution Center - a brand new, 650,000 square foot, state-of-the-art logistics center located in Hanover, Pennsylvania. The logistics center is named in honor of Michael W. Rice, who recently retired after over 50 years of service with Utz.

CODE OF BUSINESS CONDUCT AND ETHICS
Introduction:
The Code applies to all Utz employees and Directors on the Utz Board, (collectively, “Associates”) of Utz Brands, Inc. and all of its subsidiaries (collectively “Utz” or the “Company”) and provides principles to be followed in the performance of our activities on behalf of the Company. It also constitutes our code of ethics under applicable law, and the rules of the U.S. Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”).
Associates who violate this Code will be subject to disciplinary action up to and including termination. Any violations of laws, rules, regulations or this Code should be reported immediately, by following the procedures for reporting violations included in this Code, below. The Company will not allow retaliation against any Associate reports made in good faith. Any questions about the Code or the appropriate course of conduct in a particular situation should be directed to the Company’s Human Resources Department or the Company’s General Counsel/Chief Compliance Officer.
While this Code has been written for all Associates, Company leadership is required to demonstrate through their actions that this Code is a critical, living document. We encourage each Associate to raise concerns and questions about ethical matters.
Any waiver of the provisions of this Code for executive officers or Directors may only be made by the Company’s Board of Directors and will be promptly disclosed as required by law or the rules of SEC and NYSE, and any waiver of the provisions of this Code for any Associate that is not an executive Officer or Director must be reported to the Board of Directors and, where required, also disclosed to stockholders in accordance with the rules of the SEC and NYSE.
The principles in this Code are further supported and reinforced for Associates and Directors by various Company policies which exist. This Code supplements those more specific policies but does not supersede them. Associates can find all referenced Company policies on the Company’s intranet page and Crunch Connection, which is accessible through a phone, computer, or kiosk in an Associate’s work location.
Basic Principles:
Utz and our Associates are committed to the following:
•Compliance with All Applicable Laws
It is Company’s policy to comply with all applicable laws, rules and regulations applicable to its business activities. No Associate may take any action that he/she knows to be in violation of any applicable law, rule or regulation.
All provisions of this Code are intended to comply with all applicable laws. In the event of any conflict between this Code and one or more applicable laws, the relevant applicable law shall apply.

•No Conflict of Interest
No Associate should put himself/herself in the position that personal interest influences or appears to influence their ability to make decisions in the best interest of the Company.
•Observe Moral and Ethical Standards
Every Associate must conduct his/her day-to-day business activities consistent with the moral and ethical standards summarized in this Code.
Commitment to our Business Partners:
The Company believes in the importance of the way we conduct ourselves and the way in which we do business with all of our business partners as summarized below:
•To Utz Associates – We are committed to maintaining a work environment that treats all Associates with dignity and respect and affords an opportunity to grow professionally.
•To Consumers – We are committed to providing a safe and quality product.
•To Customers – We are committed to providing a quality product in a timely fashion.
•To Independent Operator Business Partners: We are committed to being good business partners to our independent operators.
•To Suppliers – We are committed to being a responsible customer.
•To Regulators – We are committed to compliance with all applicable laws and regulations and acknowledge our responsibility to monitor compliance to these laws and regulations.
•To the Communities in Which We Have Facilities: We are committed to being good neighbors and partners to all communities in which we operate.
•To our Stockholders: We are committed to creating and increasing stockholder value by growing our business.
Corporate Opportunities:
Associates are prohibited from taking for themselves opportunities that are discovered through the use of corporate property, information or position. No Associates may use Company property, information or position for personal gain, and no Associate may compete with the Company directly or indirectly. Associates owe a duty to the Company to advance its legitimate interests whenever possible.
Business Records and Confidentiality:
Our records must accurately and fairly reflect, in reasonable detail, the Company’s assets, liabilities, revenues, and expenses.
Each Associate is responsible for the accuracy and integrity of all documents and records. No one is authorized to inaccurately alter information on any record or document. Making false or misleading statements to anyone, including internal or external auditors, Company Associates, or regulators can be a criminal act that can result in severe penalties.
While working with the Company, Associates may be exposed to or become aware of confidential information about the Company and its operations, customers, and suppliers which are valuable assets to the Company. Confidential information should be interpreted broadly as all non-public information that might be of use to competitors or harmful to the Company or its customers if disclosed (“Confidential Information”). Confidential Information may be used, where permitted, to perform an individual’s job functions, but it must not be shared with others outside the Company. Caution and discretion are required when using or disclosing any Confidential Information with anyone other than Company Associates. Therefore, before disclosing any Confidential Information, be sure to check with our General Counsel/Chief Compliance Officer.
Employment Practices:
The Company is committed to providing a work environment where all Associates and potential employees are treated with fairness, dignity, and respect. It is the policy of the Company to provide equal opportunity to all persons without regard to race, color, religion, sex (including pregnancy, childbirth, or related medical conditions), sexual affectation or orientation, gender identity, national origin, ancestry, age, disability, genetic information, marital status, domestic partnership or civil union status, veteran status, or any other basis protected by law.
It is the Company’s policy to provide a workplace free of all forms of harassment, discrimination, and retaliation. An atmosphere of tension created by ethnic, racial, sexual or religious remarks, unwelcome sexual advances, or requests for sexual favors, will not be tolerated. Harassment is prohibited in the workplace, at customer or vendor sites, or at other employment related events or activities. If such an incident were to occur, an Associate should immediately notify a supervisor, Human Resources, the General Counsel or through the Code hotline.
Harassment is defined as any single incident or pattern of behavior where the effect, intentional or unintentional, creates a hostile, offensive or intimidating work environment. Harassment can encompass a wide range of behaviors and includes, without limitation, verbal harassment (epithets, derogatory statements, slurs), physical harassment (hitting, pushing or other aggressive physical contact) and visual harassment (posters, cartoons, drawings).
Unlawful sexual harassment is defined as unwelcome sexual advances, requests for sexual favors, and verbal or physical conduct of a sexual nature, (1) when submission to or rejection of such conduct is made either explicitly or implicitly a term or condition of employment; (2) or is used as a basis for employment decisions; or (3) when such conduct has the purpose or effect of unreasonably interfering with an individual’s work performance by creating an intimidating, hostile, humiliating or sexually offensive work environment.
Diversity, Equity, and Inclusion:
Beyond simply prohibiting unlawful discrimination and harassment, the Company believes in promoting the concepts of diversity, equity, and inclusion at work. To this end, we believe in respecting others, treating others the way one would like to be treated, and celebrating diversity.
Examples of DEI:
One of my supervisors is constantly making gender related comments toward one of my co-workers. Should I say something or keep letting it go on because my co-worker doesn’t seem bothered by it?

Yes, an Associate should definitely say something. If an Associate is comfortable doing so, ask the supervisor to stop. Also share concerns with a supervisor’s manager, Human Resources, the General Counsel/Corporate Compliance Officer, or through the hotline.
Health and Safety:
All Company facilities must comply with all applicable government regulations and Company policies that promote health and safety in the workplace. Each Associate must become familiar with the policies of their work location. It is important that an Associate’s supervisor be advised immediately of any workplace injury or any potentially dangerous situation so that corrective action can be implemented.
Substance Abuse:
Per company policy, the use of drugs and abuse of alcohol in the workplace or being under the influence of alcohol or drugs (whether lawful or unlawful), or improperly using medication is strictly prohibited. If someone observes another Associate impaired due to the use of alcohol, drugs, or other substances, or that another Associate is using illegal substances or abusing alcohol on Company property, notify a member of management or the Human Resources Department, or contact the General Counsel Corporate Compliance Officer.
The Environment and Sustainability:
As a good neighbor of the communities in which we operate and as an organization that understands our responsibility to preserve the environment, the Company is committed to a safe environment and sound environmental practices. The Company is committed to complying with the spirit as well as the letter of applicable environmental laws and regulations. Any potential violation of these laws must be immediately reported to a supervisor, the Environmental or Facility Manager for the facility, Human Resources, or to the General Counsel/Corporate Compliance Officer.
Vendor Relationships:
It is the Company’s policy to promote competitive procurement to the greatest extent practical. Our choices of consultants, contractors, and suppliers must be made on the basis of reasoned criteria as applied on a commonsense basis. Sourcing decisions are to be made based on ability and benefit to the Company, not on personal benefits or other factors that do not benefit the Company.
Protection and Proper Use of Company Assets:
All Associates should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability and our views on sustainability. Any suspected incident of fraud or theft should be immediately reported to Facility Management, Human Resources or the General Counsel/Corporate Compliance Officer for investigation. Unless expressly permitted in writing from Human Resources or the General Counsel/Corporate Compliance Officer, the Company’s equipment should not be used for non-Company business.

Community Involvement:
It is the responsibility of Utz Brands to invest in the communities where we work. We have manufacturing locations across the United States (as shown below) and over 100 distribution sites. We strive to give back to the communities in which our facilities are located and our employees live.
Marketing Practices:
We strive to maintain high ethical standards when marketing our food by accurately representing our products in our consumer communications. We are committed to advertising, sales, and marketing practices that meet government standards and earns the trust of our customers. Our consumers trust how we portray our products. We must continue to earn that trust every day.
Compliance with Laws, Rules and Regulations:
All provisions of this Code are intended to comply with all applicable laws. In the event of any conflict between this Code and one or more applicable laws, regulation, or other applicable legal requirements, the relevant applicable law, regulation or legal requirement shall apply. If a local policy conflicts with a policy in the Code, Associates must comply with the Code.
If an Associate is unclear on what to do to comply with the law or the Code, he/she should seek advice from their supervisor, Human Resources, the General Counsel/Corporate Compliance Officer or the Code hotline.
Examples of Utz Compliance Culture and Mindset:
•The ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•Full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files or releases publicly;
•Compliance with all applicable governmental laws, rules, and regulations;
•Compliance with the Company’s systems of internal accounting controls;
•Prompt internal reporting of any suspected or known violations of this Code in accordance with the parameters set forth in this Code; and
•Disciplinary consequences for violation of this Code.
Fair Dealing, Antitrust and Competition Laws:
Associates are required to act in good faith with integrity and due care and deal fairly with the Company’s customers, suppliers, competitors, and colleagues.
Violation of the antitrust laws can result in severe penalties to the Company and to the individuals who participate in the violation (including potential prison sentences). Associates are required to comply fully with all applicable antitrust laws and antitrust compliance programs. If unsure, consult with the Company’s General Counsel/Corporate Compliance Officer so as to ensure compliance with these laws.
Intellectual Property (IP):
Patents, copyrights, trademarks and trade secrets are valuable Company assets and should be protected. The Company owns any work product, such as ideas, processes and inventions, that Associates develop or design in their work with Utz to the extent permitted by law. That ownership continues even when Associates leave the Company.
Information Security:
Information security is a critical component of our business operations. Safeguarding our information and assets are a critical requirement for all Utz employees. Periodic training is required for all Utz associates with access to Utz information technology systems. Associates must be vigilant in helping to detect unauthorized attempts to access Utz systems and/or harm the Company by breaching our information security safeguards through phishing, scams, ransomware, spyware. Any such suspected unauthorized access should be immediately reported to the Company’s Information Security or Legal Departments.
Our information technology systems exist only for authorized business purposes. Use of these systems must comply with the Company’s Information Security Policies. Incidental personal use of the Company’s devices and systems, including phone, email and the internet, is permissible, so long as such usage does not extend beyond what is reasonable and occasional, interfere with work performance or that of others, involve illegal, sexually explicit, political, discriminatory or otherwise inappropriate material, relate to outside business interests, introduce malicious malware through external devices or downloading unauthorized material, or violate our Code or any company policy .
Associates should have no expectation of privacy regarding the use of Company information resources. Any information an Associate creates, shares, or downloads onto company systems belongs to the Company. The Company reserves the right to monitor, record, disclose, audit, and delete without prior notice the nature and content of an employee’s activity using our company’s email, phone, voicemail, internet and other systems, to the extent permitted by local law. Associates must ensure that all third parties that have access to any Company information, systems or other information services also adhere to the Company’s Information Security policies and acknowledge their responsibility to uphold applicable Company security requirements. If an associate suspects a security-related incident or becomes aware of any situation in which data may have been compromised, including, but not limited to, the loss or theft of a laptop or handheld device or malware infection, immediately report the situation to the Company’s Information Security or Legal Departments.
Data is a critical corporate asset. We use data every day to drive value. As a company, we must ensure our data quality, protect our sensitive data, and collect, maintain and use data responsibly in a manner consistent with the law and our brand values. Failure to handle and protect our data responsibly creates significant risks for the company, such as loss of customer trust, risk of lawsuits and adverse regulatory actions. All of the company’s data is considered “confidential.” This could include business or marketing plans, pricing strategies, financial performance before public disclosure, pending negotiations with business partners, documents that show any individual’s personal data (colleagues, customers, vendors or otherwise), social security numbers or customer credit card numbers – in short, information, that if known outside the company, could harm the company or its business partners, customers or colleagues or allow someone to improperly benefit from having this information before it is publicly known. This data can be used only to pursue the company’s business interests or in compliance with law or other obligations. All data should be collected, used, maintained, stored, transferred, retained and destroyed in accordance with Utz Information Security policies. Artificial intelligence assets and systems should only be utilized through Company resources with the express permission of the Company’s Information Security Department, as use of such systems can compromise data security.
Political and Charitable Contributions:
Federal law regulates companies in making any direct or indirect contributions or expenditures in connection with political campaigns related to any federal election. Similar statutes exist in many states regarding state and local elections. It is the Company’s policy to adhere fully to these legal requirements and violations will result in severe penalties.
Associates of the Company can contribute to any political party, candidate, or political action committee, but any such contribution is to be on a personal basis, not on behalf of the Company.
Charitable contributions with Company funds, while often permissible, can be used as a disguise for bribery. Therefore, Company personnel must be careful to ensure that charitable contributions and sponsorships do not constitute or give the appearance of bribery or conflicts of interest. Prior to making or committing to make a charitable donation or similar payment, Company personnel must ensure that any Company charitable contributions are made pursuant to and in compliance with the Company’s Charitable Contribution Policy.
Examples of Political and Charitable Contributions:
There is a political rally occurring in my town. My favorite hat is my Utz trucker hat. Can I wear it and post on my Instagram I was in attendance with a #utz?
No. Utz does not endorse specific political candidates, and by wearing an Utz hat and tagging Utz on a post can lead consumers and customers of Utz to believe that Utz endorses that candidate. An Associate must get approval under our Corporate Communications policy to associate Utz with any social media and it would never be approved in a political context.
Unauthorized Payments to Obtain Business:
The giving of gifts or payment of confidential commissions, bonuses, bribes, or other types of unofficial remuneration to associates or officials of any government or its agencies for any purpose is expressly forbidden as a matter of Company policy. Federal, state, and foreign laws also make such payments illegal.
•Government Officials: Utz prohibits improper international business practices and complies with all applicable anti-bribery and anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act (“FCPA”) and similar laws of host nations, and related anti-bribery conventions to the extent applicable. It is the policy of Utz that all Associates and third- parties, representatives, and agents of the Company are prohibited from offering, promising, making, authorizing or providing any payments, gifts, or the transfer of anything of value to any government official (including family members of the official) in any jurisdiction to influence or reward any official action or decision by such person for Utz’s benefit. Utz’s prohibition includes a prohibition on facilitation payments. Facilitation payments are token gifts or minor payments to clerical or low-level administrative employees to facilitate performance of routine administrative functions such as clerical processing or issuance of licenses.

The FCPA also contains significant internal accounting control and record keeping requirements that apply to Utz’s domestic operations. The FCPA’s intent in requiring these records is to ensure that a corporation maintains reasonable control over its assets. All Associates are responsible for following the Company’s procedures for carrying out and reporting business transactions and for ensuring that Utz’s books and records accurately and fairly reflect, in reasonable detail, Utz’s assets and transactions.
•Commercial Bribery: Utz has a zero-tolerance policy towards bribery, inducement and corruption. Bribery is the offer, promise, giving, demanding or accepting an advantage as an inducement for an action which is illegal, unethical, a breach of trust or the improper performance of a function or activity. Inducements can take the form of gifts, fees, rewards, jobs, internships, favors or other advantages.
•Remuneration: Utz and its Associates must comply with applicable federal and state laws which prohibit providing remuneration to induce the purchase or order of Company products that may be subject to reimbursement or payment by a government agency or other third party.
Any questions about laws relating to unauthorized payments should be directed to the Company’s General Counsel/ Corporate Compliance Officer.
Examples of Unauthorized Payments to Obtain Business:
A company bribing or paying a kickback to a public official to secure a contract, inspection report, or license.
Employees giving or accepting gifts or payments to employees of another company to gain an advantage.
Examples of Know the Rules about Gifts & Entertainment:
The giving or receiving of gifts and entertainment is generally prohibited to Utz associates. On occasion, customers and/or clients will offer a gift or entertainment to an Utz associate. Even the most well-intentioned gift or offer can cross a line. Utz has guidelines in place to help identify circumstances when an offer is acceptable or needs to be returned. Any questions about Utz policy relating to gifts and entertainment should be directed to the Company’s General Counsel/Corporate Compliance Officer.
•I received an iPad from a customer that I know costs at least $400. What should I do?
Return the iPad to the customer and explain that it would violate our Code of Conduct policy if an Associate kept the gift. If the gift is a food product that cannot be returned, inform the customer not to provide such gifts in the future, inform a manager and the Corporate Compliance Manager that it occurred, and place it in an open employee room for everyone to enjoy.
•One of our vendors offers me tickets to a football game that he cannot attend, can I take them?
An Associate cannot accept the tickets and attend the game unless the vendor attends as well, and he/she discusses business while at the game. The ticket value must also be under $250. If an Associate is unsure whether accepting the tickets is appropriate, contact Human Resources or the General Counsel/Corporate Compliance Officer.

Export Compliance and Prohibited Foreign Economic Boycotts:
It is the policy of Utz to comply with all applicable laws, including export compliance laws, economic sanctions laws, sanctions and embargoes, and anti-boycott legislation. All Associates must understand and comply with all such laws that apply to our provision of goods. Some countries are subject to stricter export controls. The policy of the Company is that each business unit should ensure compliance with all applicable economic sanctions laws.
The policy of the Company is to strictly comply with U.S. laws pertaining to activities associated with prohibited foreign economic boycotts. These laws prohibit a wide variety of activities connected with such organized, illegal boycotts, including: refusing to do business with boycotted countries, their nationals or blacklisted companies; furnishing information about the Company’s or any person’s past, present or prospective relationship with boycotted countries or blacklisted companies; furnishing information about any person’s race, religion, sex, or national origin, or membership or support of charitable organizations supporting a boycotted country; discriminating against individuals or companies on the basis of race, religion, sex, national origin; and paying, honoring or confirming letters of credit containing boycott provisions. The law also requires that boycotting request be reported to the U.S. government.
Insider Trading Laws:
Trading in the stock or securities of a company, such as the Company, by an Associate who is aware of material, non-public information may constitute “insider trading,” which is both illegal and against Company policy. Information is “material” if a reasonable investor would consider such information important in a decision to buy, hold, or sell the securities. Information is non-public until it has been broadly disclosed to the marketplace (such as through a public filing with the SEC or the issuance of a press release) and the marketplace has had time to absorb the information.
The inappropriate sharing of material, non-public information with any other person (called “tipping”) is against Company policy and may also be illegal. The personal consequences of insider trading or tipping may be severe and include possible immediate termination, significant fines, and imprisonment.
The Company has also determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Code engage in certain types of transactions. It is therefore the Company’s policy that any persons covered by this Code may not engage in any of the following transactions: (i) short sales of Company securities; (ii) publicly-traded options related to the Company’s securities and (iii) hedging transactions in the Company’s securities.
The Company has developed a detailed Insider Trading Policy which provides more detail about this important topic. Questions about the propriety of any transaction in the Company’s or any corporations’ stocks, bonds or other securities should be directed to the General Counsel or Corporate Compliance Officer before undertaking the transaction.
Examples of Insider Trading:
I learned some significant information in a meeting with one of our suppliers that could affect some stock trades my brother is considering. Can I share what I know since it won’t benefit me personally?

No. The law not only prohibits from buying or selling stock based on material inside information, it also prohibits from tipping family members (or anyone else) in order for them to trade. This applies to information about our Company or other public companies with whom we do business.
Conflict of Interest:
A “conflict of interest” exists when a person’s private interest interferes in any way, or even appears to interfere, with the interests of the Company. A conflict situation can arise when an Associate takes actions or has interests that may make it difficult to perform his or her Company work or Company-related business activities objectively and effectively. Conflicts of interest may also arise when an Associate, or members of his or her family, receive improper personal benefits as a result of his/her position at the Company.
Experience has shown that where Company Directors or Associates have, directly or through a member of their immediate family, a significant financial or business interest in another company competitive with or doing business with the Company, the Director’s, officer’s, or Associate’s efforts on behalf of the Company may be influenced to its detriment. It is almost always a conflict of interest for an Associate to work simultaneously for a competitor, for an entity in which the Company has made or proposes to make an investment or for one of the Company’s sources of financing.
Any Associate who becomes aware of a conflict or potential conflict should bring it to the attention of the Company’s Human Resources Department or General Counsel/Corporate Compliance Officer.
Examples:
•The holding by any Associate (or any Associate’s immediate family member) of a position as director, officer, or other Associate of a competitor, customer or supplier is also prohibited without written authorization from the Corporate Compliance Officer.
•Business decisions by Associates are expected to be made fairly and impartially and on the basis of quality, reputation, service, price and similar competitive factors. The receipt by the Associate, any member of the Associate’s or Director’s immediate family, or anyone designated by the Associate, of anything of value in any way connected with the placing of business with or by any Company supplier or customer is prohibited. The Company interprets the scope of permissible conduct in this regard very narrowly. No Associate may accept any material gift or other thing of value which acts as an inducement for an action which is illegal, unethical, a breach of trust or the improper performance of a function or activity.
•The purchase of any materials, equipment, property, or services at a cost to the Company in excess of the fair and reasonable value to an individual Associate’s benefit.
•An Associate directly competing with the Company in the purchase or sale of any kind of property, tangible or intangible, is prohibited.
•An Associate’s unauthorized disclosure of the Company’s confidential business information or trade secrets.
•The use, directly or indirectly, of confidential business information by an Associate for his/her personal benefit or for the benefit of others.

Examples of Conflict of Interests:
My wife works for my company’s biggest competitor. During dinner, she asked me how my company is planning to attempt to increase sales with one of our largest customers. Can I share this information with her?
No. Based on our Code of Conduct, associates can not share the company’s confidential information, even with their spouse. The fact that the employee’s wife works for a competitor makes even more clear why this rule is in place.
Internet and Social Media:
All confidentiality policies included in this Code apply to public disclosures, social networking sites, posts and social media applications for both professional and personal use. Internet or social media postings that are made should not disclose any information that are trade secrets or that is confidential or proprietary to the Company’s business. Associates must get approval before posting about the Company and on its behalf on the Facebook pages, Twitter accounts, and other social media platforms that the Company has established to communicate with the public about the Company and its brands.
Examples of Postings on Social Media:
The Company just had a fire at one of our manufacturing plants. I post something on our local community page letting people know what is happening. Is this okay?
No. As our policy states, Associates must obtain approval before posting anything about the company online or to any social media page.
Timely and Truthful Public Disclosure:
In reports and documents filed with or submitted to the SEC and other regulators by the Company, and in other public communications made by the Company, the Associates involved in the preparation of such reports and documents such reports and documents shall make disclosures that are full, fair, accurate, timely, and understandable. Where applicable, these Associates shall provide thorough and accurate financial and accounting data for inclusion in such disclosures. They shall not knowingly conceal or falsify information, misrepresent material facts or omit material facts necessary to avoid misleading the Company’s independent public auditors or investors.
Waivers:
Any waiver of this Code for executive officers or Directors may only be made by the Company’s Board of Directors, and will be promptly disclosed as required by law or the rules of SEC and NYSE. Any waiver of the provisions of this Code for any Associate who is not an executive officer or Director will be reported to the Board of Directors and, where required, also disclosed to stockholders in accordance with the rules of the SEC and NYSE.
Notwithstanding the foregoing, the Company policies referenced herein shall not be deemed part of this Code or integrated herewith, and any amendments or waivers thereof, shall be deemed not to be waivers of this Code.

Reporting Irregularities and Suspected Violations:
Company Associates serving in a leadership, legal or any finance, accounting, corporate treasury or tax role shall promptly report, confidentially or anonymously, any known or suspected violations of laws, rules, regulations or provisions in this Code, or any other matters that would compromise the integrity of the Company’s financial statements, to the Chairman of the Company’s Audit Committee at the address noted below.
All other Associates should consult with the Company’s General Counsel about known or suspected illegal or unethical behavior. Associates may also report questionable behavior in the same manner as they may report complaints, by notifying, anonymously, if desired, the General Counsel or Chairman of the Audit Committee or through the Code hotline.
No retaliatory action of any kind will be permitted against anyone making such a report in good faith. “Good faith” does not mean that the report or concern raised must be correct, but it does require that the person making the report or raising the concern believes that he or she is providing truthful information.
Utz Brands, Inc.
Attn: Audit Committee 900 High Street
Hanover, PA 17331
Accountability for Violations:
If the Company’s General Counsel/Corporate Compliance Officer and/or Audit Committee or its designee determines that this Code has been violated, either directly, by failure to report a violation, or by withholding information related to a violation, the offending Associate may be disciplined for noncompliance with penalties up to and including termination. Violations of this Code may also constitute violations of law and may result in criminal penalties and civil liabilities for the offending Associate and the Company. All Associates are expected to cooperate in internal investigations of misconduct.

APPENDIX: CONTACT LIST
ETHICS HOTLINE
NAXEX GLOBAL
Website: https://utzsnacks.ethicspoint.com Phone: 844.936.2711
Information is also on Company intranet site.
CORPORATE COMPLIANCE OFFICER:
Utz Brands, Inc.
Attn: Theresa Shea, Executive Vice President, General Counsel & Corporate Secretary

tshea@utzsnacks.com
Phone: 312.933.9348
900 High Street
Hanover PA 17331
HUMAN RESOURCES:
Utz Brands, Inc.
Attn: James Sponaugle, Executive Vice President & Chief People Officer
jsponaugle@utzsnacks.com
Phone: 717.969.1254
900 High Street
Hanover PA 17331

Have a question, problem or a concern?
In most cases, an Associate’s manager should be a first point of contact. He/She is likely in the best position to understand the concern and take the appropriate action. If an Associate is uncomfortable speaking with a manager, or if he/she has already shared a concern and feel it’s not being addressed appropriately, reach out to HR or another member of management, the Ethics Hotline, or Corporate Compliance Officer.